UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AssetMark Financial Holdings, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

04546L106

(CUSIP Number)

Ted Angus

Executive Vice President and General Counsel

1655 Grant Street, 10th Floor

Concord, California 94520

(925) 521-2200

with a copy to:

Alan F. Denenberg, Esq.

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

(650) 752-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of AssetMark Financial Holdings, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the reporting persons on July 26, 2019 (the “Original Filing” and, as amended, the “Statement”). This Amendment No. 1 is being filed to update the business address and present principal occupation or employment of certain directors and executive officers of the reporting persons listed on Schedule A hereto and incorporated herein by reference. Capitalized terms used but not defined in this Amendment No. 1 have the meaning given to them in the Original Filing.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)

Huatai Securities Co., Ltd. (“HTSC”). HTSC is organized under the laws of the People’s Republic of China. The principal business of HTSC is wealth management, investment management and other financial and institutional services. The principal business address of HTSC is No. 228 Middle Jiangdong Road, Nanjing, Jiangsu Province, F12, 210019.

(ii)

Huatai International Financial Holdings Company Limited (“HIFHCL”). HIFHCL is organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. The principal business of HIFHCL is securities and financial services. The principal business address of HIFHCL is Room 5808-5812, 58/F., The Center, 99 Queen’s Road Central, Hong Kong.

(iii)

Huatai Financial Holdings (Hong Kong) Limited (“HFHHKL”). HFHHKL is organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. The principal business of HFHHKL is securities and financial services. The principal business address of HFHHKL is Room 5808-5812, 58/F., The Center, 99 Queen’s Road Central, Hong Kong.

(iv)

Huatai International Finance Limited (“HIFL”). HIFL is organized under the laws of the British Virgin Islands. HIFL’s principal business is as an investment holding company. The principal business address of HIFL is Room 5808-5812, 58/F., The Center, 99 Queen’s Road Central, Hong Kong.

(v)

Huatai International Investment Holdings Limited (“HIIHL”). HIIHL is organized under the laws of the Cayman Islands. HIIHL’s principal business is as an investment holding company. The principal business address of HIIHL is Room 5808-5812, 58/F., The Center, 99 Queen’s Road Central, Hong Kong.

The reported securities are owned directly by HIIHL. HIFL is the sole shareholder of HIIHL. HFHHKL is the sole shareholder of HIFL. HIFHCL is the sole shareholder of HFHHKL. HTSC is the sole shareholder of HIFHCL. The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached to the Original Filing as Exhibit I.

The name, citizenship, business address and present principal occupation or employment of each director and executive officer of each Reporting Person are listed on Schedule A attached hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, and to the best of each such Reporting Person’s knowledge, none of the directors or executive officers of such Reporting Person listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 31, 2019

HUATAI SECURITIES CO., LTD.

By:	/s/ Yi Zhou
Name: Yi Zhou
Title: Chairman and President

HUATAI INTERNATIONAL FINANCIAL HOLDINGS COMPANY LIMITED

By:	/s/ Lei Wang
Name: Lei Wang
Title: Director

HUATAI FINANCIAL HOLDINGS (HONG KONG) LIMITED

By:	/s/ Yi Zhou
Name: Yi Zhou
Title: Chairman

HUATAI INTERNATIONAL FINANCE LIMITED

By:	/s/ Lei Wang
Name: Lei Wang
Title: Director

HUATAI INTERNATIONAL INVESTMENT HOLDINGS LIMITED

By:	/s/ Lei Wang
Name: Lei Wang
Title: Director

Schedule A

Directors and Executive Officers of

Huatai Securities Co., Ltd.

The following table sets forth certain information with respect to the directors and executive officers of Huatai Securities Co., Ltd. The business address of each director and executive officer of Huatai Securities Co., Ltd. is No. 228 Middle Jiangdong Road, Nanjing, Jiangsu Province, F12, 210019.

Name	Present Principal Occupation or Employment	Citizenship
Yi Zhou (Chairman and President)	Chairman and President, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Feng Ding (Director)	General Manager, Finance, The Guoxin Group Nanjing, The People’s Republic of China	The People’s Republic of China
Yongbing Chen (Director)	Head of Investment and Development, Jiangsu Communications Holding Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Qing Xu (Director)	Vice President, Govtor Capital Group Nanjing, The People’s Republic of China	The People’s Republic of China
Xiao Hu (Director)	Director, Strategic Investments, Alibaba Group Shanghai, The People’s Republic of China	The People’s Republic of China, Hong Kong
Chunyan Fan (Director)	Vice President, Suning Retail Group Nanjing, The People’s Republic of China	The People’s Republic of China
Xuebo Zhu (Director)	Deputy Secretary of the Party Committee, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Chuanming Chen (Director)	Professor, Nanjing University Business School Nanjing, The People’s Republic of China	The People’s Republic of China
Hongzhong Liu (Director)	Professor, Fudan University Shanghai, The People’s Republic of China	The People’s Republic of China
Chi Ming Lee (Director)	Chief Partner, Benington Capital Management Limited Hong Kong	The People’s Republic of China, Hong Kong
Yan Liu (Director)	Partner, Tian Yuan Law Firm Beijing, The People’s Republic of China	The People’s Republic of China
Zhibin Chen (Director)	Professor, Southeast University Nanjing, The People’s Republic of China	The People’s Republic of China
Ben’e Shu (Chief Financial Officer)	Chief Financial Officer, Huatai Securities Co., Ltd.	The People’s Republic of China
Yun Li (Chief Compliance Officer)	Chief Compliance Officer and General Legal Counsel, Huatai Securities Co., Ltd.	The People’s Republic of China
Hui Zhang (Secretary to the Board of Directors)	Secretary to the Board of Directors, Huatai Securities Co., Ltd.	The People’s Republic of China
Chong Wang (Chief Risk Officer)	Chief Risk Officer, Huatai Securities Co., Ltd.	The People’s Republic of China

Directors and Executive Officers of

Huatai International Financial Holdings Company Limited

The following table sets forth certain information with respect to the directors and executive officers of Huatai International Financial Holdings Company Limited. The business address of each director and executive officer of Huatai International Financial Holdings Company Limited is Room 5808-5812, 58/F., The Center, 99 Queen’s Road Central, Hong Kong.

Name	Present Principal Occupation or Employment	Citizenship
Lei Wang (Director and Chief Executive Officer)	Director and Chief Executive Officer, Huatai International Financial Holdings Company Limited	The People’s Republic of China, Hong Kong
Hong Kong
Chong Wang (Director and Chief Risk Officer)	Director and Chief Risk Officer, Huatai International Financial Holdings Company Limited	The People’s Republic of China
Nanjing, The People’s Republic of China
Li Chen (Director and Head of Research)	Director and Head of Research, Huatai International Financial Holdings Company Limited	The People’s Republic of China
Shenzhen, The People’s Republic of China
Xisha Hu (Director and Head of Equity Derivatives)	Director and Head of Equity Derivatives, Huatai International Financial Holdings Company Limited	The People’s Republic of China, Hong Kong
Hong Kong
Juliana Wang (Chief Operating Officer)	Chief Operating Officer, Huatai International Financial Holdings Company Limited Hong Kong	The People’s Republic of China, Hong Kong

Directors and Executive Officers of

Huatai Financial Holdings (Hong Kong) Limited

The following table sets forth certain information with respect to the directors and executive officers of Huatai Financial Holdings (Hong Kong) Limited. The business address of each director and executive officer of Huatai Financial Holdings (Hong Kong) Limited is Room 5808-5812, 58/F., The Center, 99 Queen’s Road Central, Hong Kong.

Name	Present Principal Occupation or Employment	Citizenship
Yi Zhou (Chairman)	Chairman and President, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Jian Jiang (Director)	Vice President, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Lei Wang (Director and Chief Executive Officer)	Director and Chief Executive Officer, Huatai Financial Holdings (Hong Kong) Limited Hong Kong	The People’s Republic of China, Hong Kong
Jing Chen (Director and Head of Private Wealth Management and Retail Brokerage)	Director and Head of Private Wealth Management and Retail Brokerage, Huatai Financial Holdings (Hong Kong) Limited Hong Kong	The People’s Republic of China, Hong Kong
Chong Wang (Chief Risk Officer)	Chief Risk Officer, Huatai Financial Holdings (Hong Kong) Limited Hong Kong	The People’s Republic of China
Juliana Wang (Chief Operating Officer)	Chief Operating Officer, Huatai Financial Holdings (Hong Kong) Limited Hong Kong	The People’s Republic of China, Hong Kong

Directors and Executive Officers of

Huatai International Finance Limited

The following table sets forth certain information with respect to the directors and executive officers of Huatai International Finance Limited. The business address of each director and executive officer of Huatai International Finance Limited is Room 5808-5812, 58/F., The Center, 99 Queen’s Road Central, Hong Kong.

Name	Present Principal Occupation or Employment	Citizenship
Lei Wang (Director and Chief Executive Officer)	Director and Chief Executive Officer, Huatai International Finance Limited Hong Kong	The People’s Republic of China, Hong Kong
Chong Wang (Chief Risk Officer)	Chief Risk Officer, Huatai International Finance Limited Hong Kong	The People’s Republic of China
Juliana Wang (Chief Operating Officer)	Chief Operating Officer, Huatai International Finance Limited Hong Kong	The People’s Republic of China, Hong Kong

Directors and Executive Officers of

Huatai International Investment Holdings Limited

The following table sets forth certain information with respect to the directors and executive officers of Huatai International Investment Holdings Limited. The business address of each director and executive officer of Huatai International Investment Holdings Limited is Room 5808-5812, 58/F., The Center, 99 Queen’s Road Central, Hong Kong.

Name	Present Principal Occupation or Employment	Citizenship
Ying Sun (Director)	Managing Director and Head of Corporate Development, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Lei Wang (Director and Chief Executive Officer)	Director and Chief Executive Officer, Huatai International Investment Holdings Limited Hong Kong	The People’s Republic of China, Hong Kong
Chong Wang (Chief Risk Officer)	Chief Risk Officer, Huatai International Investment Holdings Limited Hong Kong	The People’s Republic of China
Juliana Wang (Chief Operating Officer)	Chief Operating Officer, Huatai International Investment Holdings Limited Hong Kong	The People’s Republic of China, Hong Kong